Inhibitor Therapeutics, Inc.

3014 W. Palmira Avenue

Suite 302

Tampa, FL 33629

VIA EDGAR

July 22, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Gorsky Chris Edwards

Re:	Inhibitor Therapeutics, Inc.
Form 10-K for the Year Ended December 31, 2024
Filed March 28, 2025
File No. 001-13467

Ladies and Gentlemen:

Inhibitor Therapeutics, Inc. (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated July 17, 2025, regarding the Form 10-K for the fiscal year ended December 31, 2024 (the “Form 10-K”) submitted to the Commission on.

For the Staff’s convenience, we have repeated below the Staff’s comment in bold and have followed each comment with the Registrants’ response. In response to the Staff’s comments, the Registrants are filing via Edgar a response letter.

Annual Report on Form 10-K

Item 1. Description of Business, page 3

1.	We note your disclosure on page 3 that, on December 12, 2023, you entered into an Exclusive License Agreement with Johns Hopkins University. In future filings, please provide further details about the material terms of this agreement including, but not limited to, the aggregate amount that could be owed to Johns Hopkins University pursuant to the agreement, the aggregate milestone amounts to be paid, and the royalty range and term, as applicable.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it will revise the disclosure in future filings, initially in its Form 10-Q for the fiscal quarter ended June 30, 2025, to include the material terms of the agreement, including the aggregate milestone amounts to be paid, and the royalty range and term, as applicable, for the Exclusive License Agreement with Johns Hopkins University.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact our legal counsel, Justin Grossman, Esq., of Ellenoff Grossman & Schole LLP, at (212) 370-1300.

Sincerely,

By:	/s/ James A. McNulty
Name:	James A. McNulty
Title:	Chief Financial Officer

cc:	Ellenoff Grossman & Schole LLP